Exhibit 1.01

Conflict Minerals Report

I. Introduction

This Conflict Minerals Report for Internet Initiative Japan Inc. (“IIJ,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2017.

IIJ sells telecommunication equipment, including routers and LAN cables. The products are not manufactured by IIJ, but are contracted with suppliers to be manufactured for IIJ. IIJ has determined that tantalum, tin, tungsten and gold, known as “3TG”, or “conflict minerals”, are necessary to the functionality or production of products contracted by IIJ to be manufactured.

For the reporting period from January 1 to December 31, 2017, IIJ has conducted due diligence on the source and the supply chain of such necessary conflict minerals. However, the result of such due diligence was that we were not able to obtain adequate information from our supply chain to make any determination as to the source of such conflict minerals.

II. Due Diligence

A. Design of Due Diligence

Our conflict minerals due diligence measures have been designed to conform with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), an internationally recognized due diligence framework. The OECD Guidance calls for diligence measures to (i) establish strong company management systems, (ii) identify and assess risks in the supply chain, (iii) design and implement a strategy to respond to identified risks, (iv) carry out independent third-party audit of smelter/refiner’s due diligence practices, and (v) report annually on supply chain due diligence.

B. Due Diligence Measures Performed

We have implemented several measures in accordance with the OECD Guidance.

(i)	Establish strong company management systems:

a.	We continue to structure our internal management system by assigning and empowering the Compliance Department to exercise and support supply chain due diligence.
b.	The Information Disclosure Committee, which is comprised of members elected by the Board of Directors, is responsible for analyzing and confirming the accuracy of the information provided in our Form SD and Conflict Minerals Report (CMR) to the United States Securities and Exchange Commission (SEC).
c.	We continue to provide our company policy on conflict minerals on our company website both in Japanese (https://www.iij.ad.jp/ir/faq/about/index.html) and in English (https://www.iij.ad.jp/en/ir/faq/about/index.html).

d.	We identified the products we contracted to be manufactured by suppliers and determined that there were five direct suppliers contracted by IIJ to manufacture such products.

e.	IIJ held explanatory meetings for our direct suppliers to provide information in detail on how to respond to Conflict Minerals Reporting Template (CMRT) survey, which IIJ uses to engage with suppliers on 3TG. We also provided instructions on how to use the Japan Automobile Manufacturers Association (“JAMA”) Reporting Tool. This Tool aggregates responses from suppliers of our direct suppliers to assist them in creating their own responses to the survey.
f.	We worked closely with our direct suppliers to address their questions or complaints as they responded to the survey.
g.	We continue to make efforts to establish a company-level grievance mechanism as an early-warning and risk-awareness system by providing an email address where suppliers may send messages and/or concerning issues on conflict minerals to us.

(ii) Identify and assess risks in the supply chain:

a.	We decided to annually conduct a supply chain survey with direct suppliers using the CMRT. With this template, we surveyed our direct suppliers to identify the smelters and refiners supplying 3TG for use in products contracted to be manufactured for IIJ, and collected the results from all of them.
b.	We reviewed all responses from our direct suppliers and identified inconsistent, incomplete, or inaccurate responses.
c.	We compared the smelters and refiners that were identified by the suppliers against the list of Conflict Free Smelter Program (CFSP) compliant smelters and refiners.
d.	We conducted an assessment of the risk of 3TG being used by our suppliers. The assessment consisted of analyzing survey results from our suppliers and inquiring about the suppliers own due diligence programs related to 3TG.

(iii) Design and implement a strategy to respond to identified risks:

a.	We reported to the members of the Board of Directors i) the procedures and results of our RCOI, ii) the measures and results of our due diligence and, iii) the steps we have taken and will continue to improve our due diligence and mitigate the risk that our necessary 3TG benefit armed groups.
b.	We strengthened our engagement with direct suppliers by meeting with each one of them to discuss measures on how to improve accuracy of information collected from their suppliers.

(iv) Carry out third-party audit of smelter/refiner due diligence practices.

a.	IIJ is a downstream consumer of 3TG and is many steps removed from smelters and refiners that provide minerals and ores. We do not directly source any minerals, including 3TG, directly from mines, smelters or refiners. Therefore, we did not perform direct audits of smelters and refiners within the supply chain. As a result, our due diligence efforts relied on cross-industry initiatives such as CFSP, supplier engagement and the CMRT.

(v) Report annually on supply chain due diligence:

a.	Our Disclosure Committee has verified and approved the submission of Form SD and the Conflict Minerals Report for the reporting period from January 1 to December 31, 2017 to the SEC.
b.	We will continue to publicly share our Conflict Minerals Policy and Form SD with Conflict Minerals Report on our Website.

C. Future Due Diligence Measures to be Performed

The due diligence process described above is an ongoing process. We will continue to communicate with suppliers to improve the completeness and accuracy of information provided to us. Through such measures, we plan to determine whether products contracted to be manufactured by IIJ include conflict minerals originating in DRC or adjoining countries, and ultimately to mitigate the risk that such conflict minerals finance or benefit armed groups.

D. Independent Audit

In accordance with the requirements of Rule 13p-1 and current SEC guidance, IIJ is not required to obtain an independent private sector audit of this Conflict Minerals Report for the year ended December 31, 2017.

III. Future Steps to Be Taken

We will follow up with suppliers if there is a room for improvement in terms of responsible material procurement. We are continually working to develop and enhance our supplier engagement, in an effort improve the accuracy and completeness of information regarding conflict minerals in our supply chain.